December 20, 2010

Larry Spirgel, Assistant Director
United States
Securities and Exchange Commission
100 F Street, N.E.
Washington, DC 20549

RE: December 20, 2010 Correspondence; File No. 001-34299

Dear Mr. Spirgel:

We are in receipt of your letter dated December 20, 2010. Given the upcoming Christmas and New Year Holiday, we respectfully request an extension of time to respond until January 7, 2011.

Thank you for your consideration.

Sincerely,

/s/ J. Alison Alfers
J. Alison Alfers
Sr. Vice President and General Counsel